Execute Sports, Inc.
21143 Hawthorne BL #425
Torrance, California 90503

James R. Arabia
Chairman and CEO

August 29, 2008

Mr. Blaise Rhodes
Securities and Exchange Commission
Division of Corporate Finance
110 F Street, North East
Washington, DC 20549

Re: Execute Sports, Inc., file # 000-52829

VIA FACSIMILE (202) 772-9206

Dear Mr. Rhodes:

As a follow-up to my letter to you dated July 31, 2008; it appears I will need a little more time in responding to your comment letter dated July 22, 2008. I apologize for the additional delay. As you know, Execute needed to file its most recent 10-Q, which occupied more of my time than I anticipated. And the former CEO of Execute has been traveling and will return to Los Angeles on Tuesday September 2nd (I need to go over some things with him before finalizing my response to you). These factors combined with limited resources and staff result in things taking longer to complete than I sometimes estimate. However, we did conform our most recent 10-Q filing to be responsive to the issues you raised in your comment letter.

I appreciate your patience and understanding in this matter. I can be reached at any time on my cell @ (619) 871-8533 or by email at jarabia@naturewell.com.

Respectfully,

Jim Arabia